[KORN/FERRY INTERNATIONAL LETTERHEAD]

March 23, 2016

Jaime G. John

Branch Chief, Office of Real Estate & Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Korn/Ferry International
Form 10-K for the Fiscal Year ended April 30, 2015
Filed June 26, 2015
Form 8-K
Filed June 11, 2015
File No. 001-14505

Dear Ms. John,

This letter responds to your letter dated March 15, 2016, regarding Korn/Ferry International’s (the “Company”) annual report on Form 10-K for the fiscal year ended April 30, 2015 (filed June 26, 2015) and Form 8-K (filed June 11, 2015). Each of your comments from the March 15, 2016 letter is set forth below, followed by our related response.

Form 8-K filed June 11, 2015

Exhibit 99.1

1.	We note your presentation of adjusted results for EBITDA, EBITDA margin, net income, basic earnings per share and diluted earnings per share. In future filings, please label each line item within the adjusted results section as adjusted or tell us why such revision is not appropriate.

Per the Staff’s comment, in future filings, the Company will label each item within the adjusted results section as adjusted.

2.	We note the statements of income reconciliation of “As Reported (GAAP) to as Adjusted (non-GAAP)” provided in your earnings release. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Additionally, in future filings provide discussion within your reconciliation regarding the nature of each of the adjustments or cross reference elsewhere within your filing.

The Company respectfully advises the Staff that, in designing its reconciliation of “As Reported (GAAP) to as Adjusted (non-GAAP)” that is the subject of the Staff’s comment, the Company considered the Staff’s guidance in Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. The Company did not view its reconciliation as attaching “undue prominence to the non-GAAP information” as the non-GAAP information appeared in a table labeled as a “reconciliation” that followed the Company’s GAAP financial statements and was clearly marked “as adjusted”. That being the case, in future filings, the Company will present only a reconciliation of selected non-GAAP financial measures, and will do so in a format that does not represent a full Non-GAAP income statement, and will title the reconciliation tables “Reconciliation of GAAP to Non-GAAP Financial Measures”. The Company will also enhance the footnote disclosure within its reconciliation regarding the nature of the relevant adjustments.

Per the Staff’s request, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 226-6366 or Ari Lanin of Gibson, Dunn and Crutcher LLP at (310) 552-8581.

Sincerely,

/s/ Robert P. Rozek

Robert P. Rozek

Executive Vice President and Chief Financial Officer

cc:	Hilda Echeverria, Ernst & Young LLP (via electronic mail)

Ari Lanin, Gibson, Dunn & Crutcher LLP (via electronic mail)

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